UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32580 / March 28, 2017

In the Matter of:

TOUCHSTONE INVESTMENT TRUST
TOUCHSTONE STRATEGIC TRUST
TOUCHSTONE VARIABLE SERIES TRUST
TOUCHSTONE FUNDS GROUP TRUST
TOUCHSTONE INSTITUTIONAL FUNDS TRUST
TOUCHSTONE ADVISORS, INC.

303 Broadway, Suite 1100
Cincinnati, Ohio 45202

(812-14612)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

Touchstone Investment Trust, Touchstone Strategic Trust, Touchstone Variable Series Trust,
Touchstone Funds Group Trust, Touchstone Institutional Funds Trust, and Touchstone Advisors,
Inc. filed an application on February 11, 2016, and amendments to the application on July 11,
2016 and January 26, 2017. Applicants requested an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act,
under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under
sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3)
of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint
arrangements. The order permits certain registered open-end management investment companies
to participate in a joint lending and borrowing facility.

On February 28, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32515). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate

in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Touchstone Investment Trust, *et al.,* (File No. 812-14612),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent F. Fields
Secretary